

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12061218

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

3/21/12

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2012
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/10 (MM/DD/YY) AND ENDING 8/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nomura Securities International Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2011

Contents

Rpt on needs facing pg.

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2011

Contents


ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Nomura Securities International, Inc.

We have audited the accompanying statement of financial condition of Nomura Securities International, Inc. (the "Company") as of March 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nomura Securities International, Inc. at March 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 27, 2011

A member firm of Ernst & Young Global Limited

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2011
(Dollars in Thousands)

Assets		
Cash and cash equivalents		$ 175,816
Cash and securities segregated pursuant to federal and other regulations		413,850
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell (includes $504,128 at fair value)	$ 43,859,480	
Securities borrowed	19,558,980	
		63,418,460
Trading assets ($6,241,422 were pledged to various parties)		35,596,064
Receivables:		
Brokers, dealers and clearing organizations	4,512,546	
Customers	240,416	
Interest and dividends	207,251	
		4,960,213
Securities received as collateral		37,854
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $75,228		74,805
Other assets		150,700
Total assets		$ 104,827,762

Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings:		
Securities sold under agreements to repurchase		
(includes $500,611 at fair value)	$ 63,048,630	
Securities loaned	10,068,708	
Borrowings from Parent	6,125,074	
		$ 79,242,412
Trading liabilities		19,311,857
Payables and accrued liabilities:		
Customers	336,391	
Compensation and benefits	345,309	
Brokers, dealers and clearing organizations	279,117	
Interest and dividends	95,240	
Other	137,178	
		1,193,235
Obligation to return securities received as collateral		37,854
Commitments and contingent liabilities		
Subordinated borrowings		2,300,000
Total liabilities		102,085,358
Stockholder's equity:		
Common stock, without par value, 9,000 shares authorized,		
5,984 shares issued and outstanding	–	
Additional paid-in capital	3,650,000	
Accumulated deficit	(907,596)	
Total stockholder's equity		2,742,404
Total liabilities and stockholder's equity		$ 104,827,762

See accompanying Notes to Financial Statements.

Nomura Securities International, Inc.

Notes to the Statement of Financial Condition

March 31, 2011

1. Organization

Nomura Securities International, Inc. (the "Company") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent") which itself is wholly owned by Nomura Holdings, Inc. ("NHI"), a Japanese corporation. The Company is a U.S. registered broker and dealer under the Securities Exchange Act of 1934 and a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Financial Industry Regulatory Authority ("FINRA") is the Company's designated regulator. The Company is licensed to transact on the New York Stock Exchange ("NYSE") and is a member of other principal U.S. securities exchanges. The Company provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account.

2. Significant Accounting Policies

Use of Estimates

The statement of financial condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

New Accounting Pronouncements

In December 2009, the FASB issued ASU No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* ("ASU 2009-16"), which incorporated new guidance for the accounting for transfers of financial assets into ASC 860. ASU 2009-16 changed the requirements for derecognizing financial assets, eliminated the concept of Qualified Special Purpose Entities ("QSPEs"), and requires additional disclosures about transfers of financial assets and a transferor's continuing involvement with transfers of financial assets accounted for as sales. The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be recognized as a sale, as well as a clarification of the criteria needed to ensure isolation of the transferred assets has occurred from a legal perspective. The elimination of QSPEs has subjected such entities to the revised consolidation guidance provided by ASC 810, *Consolidation* ("ASC 810") as amended by ASU 2009-17, *Consolidations (Topic 810) – Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities ("ASU 2009-17")*, described below, provided the Company had variable interests in those entities at the adoption date.

2. Significant Accounting Policies (continued)

Entities ("ASU 2009-17"), described below, provided the Company had variable interests in those entities at the adoption date.

ASU 2009-16 became effective in the first annual reporting period that begins after November 15, 2009. Application of the revised guidance for transfers of financial assets is prospective after adoption. The Company adopted the guidance of ASU 2009-16 on April 1, 2010. The adoption of the revised guidance has not had a material impact on the Company's statement of financial condition.

In December 2009, the FASB issued ASU No. 2009-17, which incorporated new guidance around the consolidation of variable interest entities into ASC 810. ASU 2009-17 amended rules defining which entities are variable interest entities ("VIEs") and requires a company to perform a qualitative analysis when determining whether it must consolidate a VIE. If a company has an interest that provides the company with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, the company must consolidate the entity, provided that the company does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer, by itself, determinative. ASU 2009-17 also requires consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from previous guidance that required evaluation at inception of the entity and only upon occurrence of certain triggering events.

ASU 2009-17 is effective in the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. It contains special transition provisions governing whether the assets, liabilities, and non-controlling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. At adoption, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis are recognized as a cumulative adjustment to the beginning balance of retained earnings. The Company adopted the revised guidance on April 1, 2010. The adoption of the revised guidance has not had a material impact on the Company's statement of financial condition.

2. Significant Accounting Policies (continued)

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"), which expands the disclosures made under ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), for fair value information. ASU 2010-06 requires additional disclosures regarding significant transfers in and out of Level 1 and 2 of the fair value hierarchy and reasons for these transfers between levels. It also requires information about purchases, sales, issuances and settlements of Level 3 instruments to be provided on a gross basis.

ASU 2010-06 also clarifies existing fair value measurement disclosure guidance about the level of disaggregation required for disclosures made under the fair value hierarchy, inputs, and valuation techniques.

The majority of the new disclosures and clarifications of existing disclosures were required to be implemented for annual periods beginning after December 15, 2009 which for the Company was the year ended March 31, 2011. Therefore, these disclosures are currently included in the Company's statement of financial condition.

Gross information on purchases, sales, issuances and settlements are required in fiscal years beginning after December 15, 2010. Because ASU 2010-06 impacts disclosures and not the accounting treatment of assets and liabilities, the adoption of ASU 2010-06 has not had and is not expected to have a material impact on the Company's statement of financial condition.

Foreign Currency

Assets and liabilities denominated in non-United States dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the statement of financial condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred. Gains and losses resulting from non-United States dollar currency transactions are included in income.

Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less other than those held for trading purposes.

2. Significant Accounting Policies (continued)

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. Related revenues and expenses from customer securities transactions are recorded on a trade date basis. Proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under various accounting literature, including ASC 820, ASC 320, Investments – *Debt and Equity Securities* ("ASC 320") and ASC 815, *Derivative and Hedging* ("ASC 815"). The Company also accounts for certain assets and liabilities at fair value under applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers.*

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires certain disclosures (see Note 4).

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivatives contracts, are recorded on the Statement of Financial Condition at fair value, with unrealized gains and losses reflected in income.

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. In instances where valuation models are applied, inputs are correlated to a market value, combinations of market values or the Company's proprietary data. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized for disclosure purposes, based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are defined by ASC 820 and are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities (see Note 4).

2. Significant Accounting Policies (continued)

The fair value associated with over-the-counter ("OTC") derivative financial instruments is recorded on a net-by-counterparty basis and on a net-by-cash collateral basis where a legal right of setoff exists, in accordance with ASC 815-10-45, *Derivatives and Hedging – Overall – Other Presentation Matters*. The fair value is netted across products when such provisions are stated in the master netting agreements. Also, the Company offsets fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreements. Fair value is based on broker or dealer price quotations or pricing models. Pricing models utilize a series of market inputs to determine the present value of future cash flows, assuming current market conditions, with adjustments as required, for market, credit and liquidity risks.

New, complex products may trade within immature markets and lack liquidity due to a limited number of available counterparties. The precision of pricing models for complex products that involve multiple variables and assumptions evolves over time. As markets for these products develop, the Company continually refines its pricing models to correlate to the market value and market risks of these instruments.

ASC 825 permits certain financial assets and financial liabilities to be measured at fair value, using an instrument-by-instrument election. If the entity elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. The Company applies the fair value option for certain securities purchased under agreements to resell and certain securities sold under agreements to repurchase (see Note 4).

Collateralized Short-Term Financing Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest, except for certain resale agreements and repurchase agreements for which the Company has elected the fair value option. Open repurchase and resale agreements are presented net by counterparty on the Statement of Financial Condition where net presentation is permitted by ASC 210-20 *Balance Sheet – Offsetting* ("ASC 210-20"). It is the Company's policy to take possession of securities purchased under agreements to resell. Similarly, the Company is required to provide collateral to counterparties to collateralize securities sold under agreements to repurchase. Substantially all of these transactions are collateralized by United States government

2. Significant Accounting Policies (continued)

and agency securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest, and typically requests or returns additional collateral when deemed appropriate.

Securities borrowed and securities loaned are included on the Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. When securities are pledged as collateral for securities borrowed, such transactions are not recorded on the Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized. In accordance with ASC 860, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the amounts received and a corresponding obligation to return them. These amounts are recorded in Securities received as collateral and Obligation to return securities received as collateral, respectively, on the Statement of Financial Condition.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization on the Statement of Financial Condition. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. The estimated useful life of furniture and equipment is seven years. Certain internal and external direct costs of developing applications and obtaining software for internal use are capitalized and are amortized, generally over three years. Leasehold improvements are amortized over the lesser of their economic useful lives or the remaining terms of the underlying leases, which range from one to eight years.

Memberships in Exchanges

Memberships in exchanges, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are included in Other assets on the Statement of Financial Condition. These memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment. There were no exchange membership impairments recorded during the year ended March 31, 2011.

2. Significant Accounting Policies (continued)

Revenue Recognition

Interest and dividends revenues are earned primarily from cash and cash equivalents, collateralized short-term financing agreements and trading assets and are accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis.

Principal transaction revenues consist of revenues related to realized and unrealized gains and losses on securities and derivative financial instruments.

Commission revenues, net, consist principally of fees charged to clients, primarily institutions and affiliates, for the execution of trades made on their behalf and are recorded on a trade date basis as securities transactions occur. Certain related party transactions are recorded as a reduction of commission revenues.

Fees from related parties include the allocation of revenues received from related parties based on a profit split of certain trading activities. The profit split is determined based on a number of factors including the location of the traders that produced the revenue and the location of capital at risk for that product. The Company also earns fees for certain operational and administrative services provided to related parties. These fees are determined under a service level agreement. Revenues are recognized as earned on an accrual basis.

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or selling agent or from other corporate advisory services and are recognized when services for the transactions are determined to be completed and the income is deemed reasonably determinable. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues are presented net of related expenses. Non-reimbursed expenses associated with advisory transactions are recorded within professional fees expense, net of client reimbursements.

Expenses

Interest expense is incurred primarily on securities loaned, securities sold under agreements to repurchase, borrowings from the Company's Parent and subordinated borrowings, and is accounted for on an accrual basis.

2. Significant Accounting Policies (continued)

Service fees from/to related parties include costs for administrative functions outsourced to affiliated companies, primarily NHA. These fees are determined under either service agreements or an allocation method approved by management.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes as compared to financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740").

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions.

The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income.

3. Cash Segregated Pursuant to Federal and Other Regulations

Cash of approximately $285 million has been segregated on behalf of securities customers pursuant to the reserve formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3.

Cash of approximately $34 million and money market mutual funds of approximately $95 million are segregated pursuant to CFTC Regulations 1.20 and 30.7, and represent funds deposited by commodity customers and funds accruing to them as a result of trades or contracts.

4. Fair Value Measurements

Financial assets which are carried at fair value on a recurring basis include Trading assets and Securities received as collateral. Financial liabilities which are carried at fair value on a recurring basis include Trading liabilities and Obligation to return securities received as collateral. Additionally, the Company applies the fair value option for certain securities purchased under agreements to resell and certain securities sold under agreements to repurchase.

4. Fair Value Measurements (continued)

In all cases, fair value is determined in accordance with ASC 820, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes the transaction occurs in the Company's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or liability.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in fair value valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date are classified as Level 1. Examples are listed equity securities on the New York Stock Exchange.

Level 2 – Inputs other than quoted prices included within Level 1 that either are observable for the asset or liability, directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example is an interest rate swap contract between a short-term floating interest rate and a fixed interest rate.

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. These financial assets and financial liabilities are classified as Level 3, if such unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument. Examples are certain collateralized loan obligations and certain derivatives valued using significant unobservable parameters.

As explained above, the valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example the specific financial instrument is traded in an inactive market. Common

4. Fair Value Measurements (continued)

characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility skews and correlation risk for derivative instruments, and refinancing periods and recovery rates for credit related products and loans.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other similar products in the market. The level of correlation between a specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information the Company would expect market participants to use in valuing similar instruments.

A range of fair values may be available for Level 3 financial instruments as a result of uncertainties described above. The specific valuation is based on management's judgment of prevailing market conditions, in accordance with the Company's established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments may significantly influence their value.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs, would be classified as a Level 3 financial asset or liability, where the Level 3 inputs are significant in its measurement.

4. Fair Value Measurements (continued)

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2011 within the fair value hierarchy (dollars in thousands):

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total
Assets					
Trading Assets:					
Mortgage-backed securities	$ –	$ 23,921,316	$ –	$ –	$ 23,921,316
U.S. and foreign government and agency securities	6,438,894	1,292,157	–	–	7,731,051
Bank and corporate debt securities	–	1,907,852	–	–	1,907,852
Equity securities	742,643	107,561	63	–	850,267
Asset backed securities	–	715,990	3,779	–	719,769
Collateralized loan obligations	–	–	225,471	–	225,471
Derivative instruments	816,656	762,591	–	(1,411,909)	167,338
Money market mutual funds	73,000	–	–	–	73,000
Total Trading assets	$ 8,071,193	$ 28,707,467	$ 229,313	$ (1,411,909)	$ 35,596,064
Securities purchased under agreements to resell	$ –	$ 504,128	$ –	$ –	$ 504,128
Securities received as collateral	$ 37,854	$ –	$ –	$ –	$ 37,854
Liabilities					
Trading Liabilities:					
U.S. and foreign government and agency securities	$ 15,563,132	$ 874,342	$ –	$ –	$ 16,437,474
Equity securities	1,554,483	1,745	–	–	1,556,228
Derivative instruments	1,271,738	632,413	–	(1,196,639)	707,512
Bank and corporate debt securities	–	598,808	–	–	598,808
Mortgage-backed securities	–	11,835	–	–	11,835
Total Trading liabilities	$ 18,389,353	$ 2,119,143	$ –	$ (1,196,639)	$ 19,311,857
Securities sold under agreements to repurchase	$ –	$ 500,611	$ –	$ –	$ 500,611
Obligation to return securities received as collateral	$ 37,854	$ –	$ –	$ –	$ 37,854

4. Fair Value Measurements (continued)

Valuation Methodology by Major Class of Financial Asset and Liability

US and foreign government and agency securities – US government securities are valued using quoted market prices, or alternative pricing sources. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Some foreign government securities do not have readily quoted market prices and may be classified as Level 2 or Level 3. Agency securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain agency securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid exchange to classify them as Level 1.

Mortgage-backed securities – The fair value of mortgage backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are generally classified as Level 3.

Derivative instruments – Derivative instruments used for trading purposes, including economic hedges of other trading securities, are carried at fair value. A derivative contract may be traded on an exchange or OTC. Exchange-traded derivatives are standardized and include certain options and futures contracts. OTC derivative contracts are individually negotiated between contracting parties. The fair value of exchange-traded derivatives, such as futures and certain option contracts, are usually determined by quoted market prices and are, therefore, classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. The fair value of derivatives negotiated in OTC markets are valued using pricing models utilizing dealer price quotations and taking into consideration time value and the volatility of the underlying instruments, as well as other economic factors. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3.The Company does not apply hedge accounting as defined in ASC 815, as all financial instruments are marked to market with changes in fair value recorded in income.

4. Fair Value Measurements (continued)

Asset-backed securities – Asset backed securities ("ABS") may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity. ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then these securities are categorized in Level 3 of the fair value hierarchy.

Bank and corporate debt securities – The valuation of bank and corporate debt securities is primarily through internal models which take their inputs using available market information. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to class them as Level 2.

Collateralized loan obligations ("CLO") – CLOs are valued using models where quoted market prices do not exist. Key inputs used by the model include discount spreads, prepayment speeds, recovery rates and default probabilities. Since some of these inputs are unobservable, certain CLOs are classified as Level 3.

Equity Securities – Equity securities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. The Company determines whether the market is active depending on the sufficiency and frequency of trading of the security. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase – The fair value option was elected for certain resale agreements and repurchase agreements that are risk managed on a fair value basis. The Company elects the fair value option

4. Fair Value Measurements (continued)

for these agreements to mitigate volatility in the statement of income that would otherwise arise between these instruments and the derivatives used to risk manage these instruments. The fair value of these agreements is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks interest rate yield curves and option volatilities.

Significant Transfers Between Levels During the Year

The Company assumes that transfer of the assets and liabilities from one Level to another Level occurs at the beginning of each year. The following significant transfers between levels in the fair value hierarchy were made during the year ended March 31, 2011.

Transfers Between Level 1 and Level 2

There were no significant transfers between Level 1 and Level 2.

Transfers Between Level 1 and Level 3

There were no significant transfers between Level 1 and Level 3.

Transfers Between Level 2 and Level 3

Trading Assets: Approximately $7.3 million of US and foreign government and agency securities were transferred from Level 2 to Level 3 as certain market parameters became unobservable.

Approximately $2.9 million of US and foreign government and agency securities were transferred from Level 3 to Level 2 as certain market parameters became observable.

Trading Liabilities: Approximately $2.2 million of US and foreign government and agency securities were transferred from Level 3 to Level 2 as certain market parameters became observable.

4. Fair Value Measurements (continued)

Financial Instruments Not Measured at Fair Value

Financial assets that are carried at contractual amounts that approximate fair value include Cash equivalents, Securities segregated pursuant to federal and other regulations, Collateralized short-term financing arrangements, (excludes repurchase or resale agreements for which the fair value option was elected) and Receivables. Financial liabilities that are carried at contractual amounts that approximate fair value include Short term borrowings (excludes repurchase or resale agreements for which the fair value option was elected), Subordinated borrowings and Payables and accrued liabilities. These financial instruments mature principally within one year and bear interest rates that approximate market rates.

5. Derivative Instruments and Hedging Activities

In the normal course of business, the Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market, credit and liquidity risks, and in connection with its proprietary trading activities. These financial instruments may include interest rate and credit default swaps, exchange traded and OTC options, futures, forward and foreign exchange contracts, mortgage-backed and to-be-announced securities ("TBAs"), extended settlement trades and securities purchased and sold on a when-issued basis.

An interest rate swap is a negotiated OTC contract in which two parties agree to exchange periodic interest payments for a defined period, calculated based upon a predetermined notional amount. Interest payments are usually exchanged on a net basis throughout the duration of the swap contract. Credit default swaps are credit derivatives in which the buyer exchanges a series of annuitized premium payments for default protection on an underlying credit asset over a specified period of time. Options are contracts that allow the holder of the option to purchase or sell a financial instrument, at a specified price and within a specified period of time, from the seller or to the writer of the options. Futures contracts, forward contracts, TBAs and when-issued securities provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is

5. Derivative Instruments and Hedging Activities (continued)

typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties. For future contracts, the change in the market value is settled with a clearing broker dealer or exchange. As a result, the credit risk with the clearing broker or exchange is limited to the net positive change in the market value for a single day, which is recorded in Receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition.

The following table quantifies the volume of the Company's derivative activity recorded in Trading assets and liabilities on the Statement of Financial Condition, through a disclosure of notional amounts, in comparison with the fair value of those derivatives.

Notional and fair value amounts are disclosed on a gross basis, prior to counterparty and cash collateral netting (in thousands):

	Derivative Assets		Derivative Liabilities	
	Notional	Fair Value	Notional	Fair Value
Equity contracts	$ 28,607,555	$ 820,694	$ 40,946,220	$ 1,290,574
Interest rate contracts	10,513,117	5,851	9,394,316	8,958
Other contracts [1]	13,554,971	752,702	30,498,313	604,619
Gross derivative instruments	52,675,643	1,579,247	80,838,849	1,904,151
Less: Counterparty netting		(1,196,639)		(1,196,639)
Less: Cash collateral netting		(215,270)		–
Total derivative instruments		$ 167,338		$ 707,512

In the normal course of business, the Company enters into credit derivatives as part of its trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions. Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract. The types of credit derivatives used by the Company are those linked to the performance of a credit default index. The Company had not sold any protection through credit default swaps at March 31, 2011.

6. Collateralized Financing Agreements

The Company enters into collateralized transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs, Under these transactions, the Company either provides or receives collateral. The Company monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral, when appropriate.

The Company primarily receives collateral in connection with securities purchased under agreements to resell and securities borrowed transactions. The Company is generally permitted to sell or repledge these securities held as collateral and to use the securities to enter into securities lending transactions or to deliver to counterparties to cover short positions. At March 31, 2011, the market value of securities collateralizing securities purchased under agreements to resell and securities borrowed was approximately $43.7 billion and $18.9 billion, respectively, substantially all of which was sold or repledged.

The Company pledges firm-owned securities to collateralize securities sold under agreements to repurchase and securities loaned transactions. Pledged securities that can be sold or repledged by the secured party are $6.2 billion at March 31, 2011 and are disclosed in parenthesis as pledged in Trading assets on the Statement of Financial Condition. Trading assets owned which have been pledged as collateral without allowing the secured party the right to sell or repledge them, was approximately $27.7 billion at March 31, 2011.

7. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2011 (in thousands):

	Receivables	Payables
Receivables from / payables to brokers, dealers and clearing organizations	$ 557,380	$ 10,560
Securities failed-to-deliver/receive	315,970	268,557
Pending trades, net	3,639,196	–
	$ 4,512,546	$ 279,117

7. Receivables from and Payables to Brokers, Dealers and Clearing Organizations (continued)

Receivables from broker dealers and clearing organizations primarily include cash collateral deposited with clearing organizations. Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Pending trades represent the net amount payable on unsettled securities transactions.

8. Receivables from and Payables to Customers

Receivables from and payables to customers primarily include amounts due on delivery versus payment / receipt versus payment, customer fails and cash transactions. Securities owned by customers are held as collateral for receivables.

9. Subordinated Borrowings

The following subordinated borrowings are covered by agreements approved by the FINRA and are included by the Company in regulatory net capital, as defined, under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1") (dollars in thousands):

Hey	Par Value	Maturity Date	Interest Rate
NHA	$ 500,000	March 31, 2013	Variable
NHA	300,000	December 31, 2012	Variable
NHA	1,500,000	December 31, 2011	Variable
	$ 2,300,000		

To the extent that such borrowings are required for the Company's continued compliance with minimum regulatory net capital requirements, they may not be repaid. At March 31, 2011, the interest rate on these loans was 0.77%, which is based on NHA's adjusted cost of funds. interest payable at March 31, 2011 was $1.6 million

The Company also has approval from the FINRA for a Revolving Note and Cash Subordination Agreement (the "Agreement") with NHA for up to $1,450 million, which expires on December 31, 2011. The Company settled all principal and interest outstanding under the agreement on December 28, 2010; there were no outstanding borrowings under the Agreement at

9. Subordinated Borrowings (continued)

March 31, 2011. The subordinated borrowings, under the agreement, if any, are available in computing net capital under the SEC Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. Off-Balance Sheet Risk and Concentration of Credit and Market Risks

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in Trading liabilities on the Statement of Financial Condition at March 31, 2011, at market values of such securities and will incur a loss if the market value of the securities increases subsequent to March 31, 2011. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

Concentrations of Credit and Market Risks

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, and the U.S. government and its agencies. A substantial portion of the Company's securities transactions are collateralized and executed with, and on behalf of, domestic commercial banks and other brokers and dealers.

The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

The Company does not expect nonperformance by customers or counterparties. However, the Company's policy is to monitor market exposure and counterparty risk through the use of a variety of control procedures, including approval of credit limits for credit sensitive activities, marking to market securities and requiring adjustments of collateral levels, as considered appropriate. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. Commitments, Contingent Liabilities and Guarantees

Commitments

Presented below is a schedule of minimum future lease payments on non-cancelable operating leases as of March 31, 2011. The Company did not have any projected future sublease income at March 31, 2011.

	Minimum Future Lease Payments, *(In Thousands)*
Year Ended March 31:	
2012	$ 906
2013	814
2014	775
2015	228
Total minimum future lease payments	$ 2,723

Operating leases are subject to escalation clauses and are generally cancelable with substantial penalties.

At March 31, 2011, the Company has commitments to enter into future resale and repurchase agreements totaling $5.1 billion and $8.2 billion, respectively.

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments outstanding at March 31, 2011.

Contingencies

In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. In view of the inherent difficulty of predicting the outcome of such actions, the Company cannot predict what the eventual loss related to such matters will be. Given that any possible loss or range of loss cannot be predicted with any degree of accuracy at this time, it is the opinion of management, after consultation with legal counsel, that no reserve can be taken.

11. Commitments, Contingent Liabilities and Guarantees (continued)

Guarantees

The Company applies the provisions of ASC 460, *Guarantees* ("ASC 460"), which provides accounting and disclosure requirements for certain guarantees. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

For information about the maximum potential amount of future payments that the Company could be required to make under certain derivatives, such as written put options, the notional amount of contracts has been disclosed. The Company records all derivative contracts at fair value on its Consolidated Statement of Financial Condition. The Company believes the notional amounts generally overstate its risk exposure.

The following table sets forth information about the Company's derivative contracts that could meet the definition of a guarantee as of March 31, 2011 (in millions):

	Maximum Payout / Notional By Period of Expiration			
		Years to Maturity		
Carrying Value of Liability	**Maximum Payout**	**Less than 1 year**	**1-2 years**	**2-3 years**
$ 1,278	$ 40,875	$ 36,481	$ 4,003	$ 391

12. Transactions with Related Parties

The Company regularly enters into dealer, trading and financing transactions with NHI and affiliates. In the normal course of business, the Company pays commissions for trades executed with affiliates on behalf of their clients. In addition, NHA provides office space and other equipment for use by the Company.

Additionally, the Company reimburses NHA and its affiliates, and NHI's affiliates for expenses and certain other costs, which are paid on behalf of the Company. The Company receives reimbursements from NHI's affiliates for certain expenses incurred and services rendered by the Company on the affiliates behalf.

At March 31, 2011, balances with related parties are included in the accompanying Statement of Financial Condition captions as follows (in thousands):

Assets	
Securities purchased under agreement to resell	$ 14,997,721
Securities borrowed	530,620
Trading assets	69,199
Receivables from brokers, dealers and clearing organizations	164,644
Receivables from customers	15,383
Interest and dividends receivable	1,909
Other assets	107,096
Liabilities	
Securities sold under agreements to repurchase	$ 3,620,297
Securities loaned	3,657,618
Borrowings from Parent	6,125,074
Payables to customers	189,915
Payables to brokers, dealers and clearing organizations	116,134
Interest and dividends payable	2,099
Other payables	99,852
Subordinated borrowings	2,300,000

At March 31, 2011, the Company has an overnight loan from NHA of $6,125 million. The interest rate on this loan was 0.77%.

13. Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal and state and local income taxes are determined for financial reporting purposes on a separate company basis. Federal, and certain state and local income taxes were paid to NHA. As such, taxes payable to NHA and other states of approximately $4.49 million and $564 thousand are included in Other payables on the Statement of Financial Condition as of March 31, 2011.

The components of the Company's net deferred tax asset at March 31, 2011 are as follows (dollars in thousands):

Deferred tax asset	$ 568,406
Less valuation allowance	(567,851)
	555
Deferred tax liability	(555)
Net deferred tax asset	$ –

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactment of changes in the tax law or rates. The gross deferred tax asset relates primarily to net operating loss carryforwards, alternative minimum tax credit carryforwards, Section 163(j) interest expense deferral, compensation accruals and certain other accrued expenses.

A valuation allowance of $567.9 million has been maintained against the Company's deferred tax assets in accordance with the realization criteria set forth in ASC 740. The net decrease during the fiscal year ending March 31, 2011 in the total valuation allowance is $28 million, which was primarily attributable to reductions in gross deferred tax assets from net operating loss carryover utilization and reversal of section 163(j) interest expense deferral.

At March 31, 2011, the Company had federal net operating loss carryforwards of approximately $393.5 million which begin to expire in the year ending March 31, 2025. In addition, the Company had New York State and City net operating loss carryforwards of approximately $585 million which begin to expire in the year ending March 31, 2020.

13. Income Taxes (continued)

As of March 31, 2011, the Company recorded $842 thousand of unrecognized tax benefits relating to state and local income tax issues as defined within ASC 740.

The Company is currently under audit for various state and local tax jurisdictions for the tax years ended March 31, 2005 through 2008. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

14. Variable Interest Entities and Securitizations

In the normal course of business, the Company acts as transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization activities. The Company retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If the Company has an interest in a VIE that provides the Company with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, the Company is the primary beneficiary of the VIE and must consolidate the entity, provided that the Company does not meet separate tests confirming that it is acting as a fiduciary for other interest holders. The Company does not consolidate any VIEs as of March 31, 2011.

Control over the most significant activities may take a number of different forms in different types of VIEs. For certain types of transactions, such as securitizations of residential mortgage pass through securities and other mortgage backed securities ("re-securitization transactions"), there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the trust. In these cases, the Company focuses its analysis on decisions made prior to the closing of the initial transaction. If one or a number of third party investors share responsibility for the design of the re-securitization trust and purchase a significant portion of the resulting securities, the Company does not consolidate the re-securitization trust. The Company has sponsored numerous re-securitization transactions and in all cases has determined that it is not the primary beneficiary on the basis that control over the most significant activities of these entities are shared with third party investors.

NSI holds variable interests in VIEs where it is not the primary beneficiary. As of March 31, 2011, NSI's variable interests in such VIEs was approximately $24.9 billion and is included within Trading assets primarily as mortgage-backed securities. NSI's maximum exposure to loss

14. Variable Interest Entities and Securitizations (continued)

associated with these VIEs is approximately $24.9 billion. The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that the Company may utilize to economically hedge the risks associated with the Company's variable interests.

The Company also transfers assets to special purpose entities ("SPEs") that securitize residential mortgage passthrough securities and other types of financial assets. The Company's involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. The Company accounts for the transfer of financial assets as a sale when the Company relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. The Company may obtain an interest in the financial assets, including retained interest in the SPEs. These interests are accounted for at fair value and included in Trading assets in the Statement of Financial Condition. During the year ended March 31, 2011, the Company recorded as sales transfers of approximately $28.2 billion in financial assets to resecuritization SPEs in which the Company has continuing involvement in the form of retained interests. Net gains at the time of resecuritization were not material. The Company received cash proceeds and retained interests at closing of approximately $17.8 billion and $10.4 billion, respectively. At March 31, 2011, the Company's retained interests were approximately $2.4 billion and are included within Trading assets as mortgage-backed securities. The retained interests are classified as level 2 assets within the fair value hierarchy. The outstanding principal balance of financial assets transferred to SPEs in which the Company has continuing involvement, was $24.4 billion as of March 31, 2011.

For the year ended March 31, 2011, the Company received approximately $279.1 million of proceeds from the retained interests in SPEs. During the year ended March 31, 2011 the Company did not provide financial support beyond its contractual obligations to any VIE.

15. Employee Benefit Plans

Substantially all employees of the Company are covered under the Company's Retirement Investment Plan. Certain qualified employees are also eligible to participate in the Supplemental Employee Retirement Plan. The Company's contribution to these defined contribution plans is based on employees' compensation.

15. Employee Benefit Plans (continued)

Certain of the Company's employees participate in NHA's various incentive plans. The Company records its allocated share of stock-based compensation cost from NHA as an expense with a corresponding liability to NHA.

16. Net Capital

As a registered broker-dealer, the Company is subject to the SEC Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Regulation 1.17, which requires the maintenance of regulatory net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 8% of the total risk margin requirement, as defined, for all positions carried in non-customer accounts or $1,000,000, whichever is greater. The Company is required to maintain regulatory net capital in accordance with Rule 15c3-1, Regulation 1.17 or various other exchange requirements, whichever is greater. At March 31, 2011, the higher regulatory net capital requirement was the CFTC requirement. At March 31, 2011, the Company had regulatory net capital of approximately $2,328 million, which was approximately $2,301 million in excess of required net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

17. Subsequent Events

The Company has evaluated subsequent events through May 27, 2011 the date as of which these financial statements are being issued.